UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Frontier Communications Parent, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

35909D109

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35909D109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Capital Management LP 46-1394333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

20,834,935

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

20,834,935

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,834,935

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

This amount reflects holdings as of May 24, 2021.

Percentage ownership is calculated on (i) 244,400,000 shares of Class A Common Stock distributed to Senior Note Claimholders, as disclosed in the Issuer's 8-K plus (ii) 15,600,000 shares of Class A Common Stock reserved for distribution to participants in a management incentive program, as disclosed in the 8-K, for a total of 260,000,000 outstanding shares of Class A Common Stock.

CUSIP No.	35909D109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Holly Kim Olson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

20,834,935

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

20,834,935

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,834,935

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN , HC
FOOTNOTES

This amount reflects holdings as of May 24, 2021.

Percentage ownership is calculated on (i) 244,400,000 shares of Class A Common Stock distributed to Senior Note Claimholders, as disclosed in the Issuer's 8-K plus (ii) 15,600,000 shares of Class A Common Stock reserved for distribution to participants in a management incentive program, as disclosed in the 8-K, for a total of 260,000,000 outstanding shares of Class A Common Stock.

Pursuant to investment discretion delegated to her by Glendon Capital Management LP's investment committee, Ms. Olson is deemed to have the power to vote and dispose of the identified shares.

CUSIP No.	35909D109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
G2 Communication LP 86-2178007

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

18,244,827

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

18,244,827

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,244,827

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

This amount reflects holdings as of May 24, 2021.

Percentage ownership is calculated on (i) 244,400,000 shares of Class A Common Stock distributed to Senior Note Claimholders, as disclosed in the Issuer's 8-K plus (ii) 15,600,000 shares of Class A Common Stock reserved for distribution to participants in a management incentive program, as disclosed in the 8-K, for a total of 260,000,000 outstanding shares of Class A Common Stock.

Item 1.

(a)	Name of Issuer
Frontier Communications Parent, Inc.

(b)	Address of Issuer’s Principal Executive Offices
401 Merritt 7, Norwalk, Connecticut, 06851

Item 2.

(a)	Name of Person Filing
(1)	Glendon Capital Management LP

(2)	Holly Kim Olson

(3)	G2 Communication LP

(b)	Address of Principal Business Office or, if none, Residence
(1)	Glendon Capital Management LP 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404
(2)	Holly Kim Olson 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404
(3)	G2 Communication LP 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404

(c)	Citizenship
(1)	Glendon Capital Management LP: Delaware Limited Partnership
(2)	Holly Kim Olson: United States Citizen
(3)	G2 Communication LP: Delaware Limited Partnership

(d)	Title of Class of Securities
Class A Common Stock

(e)	CUSIP Number
35909D109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Glendon Capital Management LP: 20,834,935
(2)	Holly Kim Olson: 20,834,935
(3)	G2 Communication LP: 18,244,827

(b)	Percent of class:
(1)	Glendon Capital Management LP: 8.01%
(2)	Holly Kim Olson: 8.01%
(3)	G2 Communication LP: 7.02%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Glendon Capital Management LP: 0
(2)	Holly Kim Olson: 0
(3)	G2 Communication LP: 0

(ii)	Shared power to vote or to direct the vote:
(1)	Glendon Capital Management LP: 20,834,935
(2)	Holly Kim Olson: 20,834,935
(3)	G2 Communication LP: 18,244,827

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Glendon Capital Management LP: 0
(2)	Holly Kim Olson: 0
(3)	G2 Communication LP: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Glendon Capital Management LP: 20,834,935
(2)	Holly Kim Olson: 20,834,935
(3)	G2 Communication LP: 18,244,827

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management LP

Date: May 25, 2021	By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Chief Compliance Officer / General Counsel

Date: May 25, 2021	By:	/s/ Holly Kim Olson
Name: Holly Kim Olson
Title: Individual

G2 Communication LP

Date: May 25, 2021	By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person

Footnotes:
Glendon Capital Associates II LLC ("GCA II") is the general partner of G2 Communication LP ("G2 Comm"). Pursuant to an investment management agreement, GCA II has delegated its investment management authority in respect of G2 Comm to Glendon Capital Management LP.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)